UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CRYO-CELL International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

228895108
(CUSIP Number)

Stanley H. Meadows, P.C.
Heidi J. Steele
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606
312-372-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108
1.	Names of Reporting Persons. Andrew J. Filipowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of	7.	Sole Voting Power
Shares		180,650
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
180,650

	10.	Shared Dispositive Power
None.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,650
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.0% (based on 11,764,325 shares outstanding on October 17, 2011)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 228895108

1.	Names of Reporting Persons. Andrew J. Filipowski Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of	7.	Sole Voting Power
Shares		180,650
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
180,650

	10.	Shared Dispositive Power
None.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 180,650
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 228895108

1.	Names of Reporting Persons. Matthew Roszak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
None.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 228895108

1.	Names of Reporting Persons. SilkRoad Equity LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		None.
Reporting
Person With:	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
None.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) OO

Item 1.
Security and Issuer
This Amendment No. 7 (the “Amendment”) to the Statement on Schedule 13D, as amended (the “Statement”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of CRYO-CELL International, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 700 Brooker Creek Blvd., Oldsmar, Florida, 34677. Unless otherwise indicated, all capitalized terms in this Amendment shall have the meanings set forth in the Statement for such terms. This Amendment is filed by Andrew J. Filipowski, the Andrew J. Filipowski Revocable Trust (the “Trust”), Matthew Roszak, and SilkRoad Equity (hereinafter referred to collectively as the “Reporting Persons”).  Andrew J. Filipowski is a former director of the Company.

This Amendment amends and supplements Items 4, 5 and 6 of the Statement as set forth below.

Item 4.
Purpose of Transaction.
On December 7, 2011, all of the Reporting Persons except the Trust sold all of the Common Stock that they beneficially owned to the Company for a per share purchase price of $1.80.  As a result, the Reporting Persons no longer own 5% or more of the outstanding Common Stock of the Company.

Item 5.
Interest in Securities of the Issuer.
Item 5 is hereby amended and supplemented as follows:
(a) The Trust is the record holder of 180,650 shares of Common Stock, representing approximately 1.0% of the issued and outstanding Common Stock of the Company based on  11,764,325 shares of Common Stock  issued and outstanding as of October 17, 2011.
The Trust beneficially owns 180,650 shares of Common Stock. Mr. Filipowski disclaims beneficial ownership of the 180,650 shares of Common Stock held by the Trust except to his pecuniary interest therein.

The Reporting Persons, as a group, may be deemed to own the shares of Common Stock held by the Trust, representing approximately 1.0% of the issued and outstanding Common Stock of the Company. Each Reporting Person disclaims beneficial ownership of the shares owned by the other Reporting Persons.

On December 7, 2011, all of the Reporting Persons except the Trust sold all of the Common Stock that they beneficially owned to the Company for a per share purchase price of $1.80.  As a result, the Reporting Persons no longer own 5% or more of the outstanding Common Stock of the Company.

(b) The responses to Items 7-10 of the cover sheets are incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2012

Andrew J. Filipowski

ANDREW J. FILIPOWSKI REVOCABLE TRUST

By   /s/ Andrew J. Filipowski

Andrew J. Filipowski, individually and as
Trustee for the Andrew J. Filipowski
Revocable Trust

Matthew Roszak

SILKROAD EQUITY LLC

By   /s/ Matthew Roszak

Matthew Roszak, individually and as
a Managing Member of SilkRoad Equity
LLC